Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rebecca Liu

Investor Relations

51job, Inc.

+(86-21) 6879-6250

ir@51job.com

51job, Inc. Announces Board Change

SHANGHAI, China, July 1, 2014 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today a change to its Board of Directors. The Company’s Board of Directors has accepted the resignation of Mr. James Jianzhang Liang, due to his desire to focus on his other business commitments, and has appointed Mr. Eric He as an independent director, effective immediately.

Mr. He currently serves as the chief financial officer of YY Inc., an interactive social platform company in China listed on the NASDAQ Stock Market. From March 2007 to August 2011, Mr. He served as the chief financial officer of Giant Interactive Group Inc. From 2004 to 2007, Mr. He served as the chief strategy officer of Ninetowns Internet Technology Group Company Limited. From 2002 to 2004, Mr. He served as a private equity investment director of AIG Global Investment Corporation (Asia) Ltd. Mr. He received his Bachelor degree in Accounting from National Taipei University and his Master of Business Administration degree from the Wharton School of the University of Pennsylvania. Mr. He is a chartered financial analyst and certified public accountant in the United States.

“We thank James for his many years of contribution to the growth of 51job and wish him all the best in his other business endeavors,” said Rick Yan, President and Chief Executive Officer of 51job. “We warmly welcome Eric to the Board. His extensive experience and understanding of the Chinese Internet space brings great value to the continued development of 51job.”

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51job, Inc. Announces Board Change

July 1, 2014

About 51job

51job is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at http://www.51job.com and mobile applications, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

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